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                            February 27, 2023

       Chantelle Breithaupt
       Chief Financial Officer
       Aspen Technology, Inc.
       20 Crosby Drive
       Bedford, Massachusetts 01730

                                                        Re: Aspen Technology,
Inc.
                                                            Form 10-KT for the
Transition Period from October 1, 2021 to June 30, 2022
                                                            Form 10-Q for the
Quarterly Periods Ended December 31, 2022
                                                            File No. 001-41400

       Dear Chantelle Breithaupt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarters Ended December 31, 2022

       Notes to Unaudited Consolidated and Combined Financial Statements
       14. Segment Information, page 19

   1. Tell us why you believe you now have a single operating and reporting segment. We note based on your
discussion on page 27 that you continue to track gross profit and operating expenses by three
segments. Your response should address specific guidance in ASC
                                                        280. In addition,
address the following:
                                                            Provide us with
details about your management structure and how your company is organized.
                                                            Describe the role
of your CODM and each of the individuals reporting to the CODM.
                                                            Identify and
describe the role of each of your segment managers.
                                                            Describe the key
operating decisions, who makes these decisions, how performance is assessed and
how resources are allocated within your business.
                                                            Tell us how often
the CODM meets with his direct reports, the financial information
 Chantelle Breithaupt
Aspen Technology, Inc.
February 27, 2023
Page 2
              the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
                Describe the basis for determining the compensation for each individual that reports to the CODM.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Annual Contract Value, page 21

2. Based on your description of Annual Contract Value on page 22, this measure appears to meet the definition of a Non-GAAP measure. Tell us how you considered Reg 10(e) of
         Regulation S-K. Please also apply this comment to your Annual Spend measure disclosed on page 35 of your Form 10-KT.
Non-GAAP Business Metrics, page 23

3. We note that your measure of free cash flow excludes acquisition related payments. Tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure. Please explain or revise to remove such adjustment. Cash Balance Sheet and Cash Flows, page 29

4. Where you present and discuss free cash flow, also present and discuss its most directly comparable GAAP financial measure, cash provided by (used in) operating activities, with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameChantelle Breithaupt                        Sincerely,
Comapany NameAspen Technology, Inc.
                                                              Division of
Corporation Finance
February 27, 2023 Page 2                                      Office of
Technology
FirstName LastName